FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2017 First Quarter

(April 1, 2016 through June 30, 2016)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2017 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

August 4, 2016

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2016
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2017 First Quarter (April 1, 2016 through June 30, 2016)

(1)	Consolidated financial results (For the three months ended June 30)

	(% of change from previous first quarter)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2017 first quarter	6,589,113	-5.7	642,230	-15.0	677,056	-19.9	552,465	-14.5
FY2016 first quarter	6,987,648	9.3	756,001	9.1	845,259	9.5	646,394	10.0

(Note)    Comprehensive income: FY2017 first quarter -139,479 million yen ( — %), FY2016 first quarter 842,972 million yen (44.2%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2017 first quarter	181.12	179.11
FY2016 first quarter	205.41	205.30

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2017 first quarter	44,524,374	17,437,196	16,127,808	36.2
FY2016	47,427,597	18,088,186	16,746,935	35.3

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	100.00	—	110.00	210.00
FY2017	—
FY2017 (forecast)		—	—	—	—

(Note)  Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

	(% of change from FY2016)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,000,000	-8.5	1,600,000	-43.9	1,780,000	-40.3	1,450,000	-37.3	474.18

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2017 first quarter 3,337,997,492 shares, FY2016 3,337,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2017 first quarter 326,688,287 shares,
FY2016 300,321,622 shares

(iii)	Average number of shares issued and outstanding in each period: FY2017 first quarter 3,036,810,471 shares,
FY2016 first quarter 3,146,893,809 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—	26.00	52.00
FY2017	—
FY2017 (forecast)		—	—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2017 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 58 thousand units, or 2.8%, to 2,172 thousand units in FY2017 first quarter (the three months ended June 30, 2016) compared with FY2016 first quarter (the three months ended June 30, 2015). Vehicle unit sales in Japan increased by 41 thousand units, or 8.8%, to 511 thousand units in FY2017 first quarter compared with FY2016 first quarter. Overseas vehicle unit sales increased by 17 thousand units, or 1.1%, to 1,661 thousand units in FY2017 first quarter compared with FY2016 first quarter.

As for the results of operations, net revenues decreased by 398.5 billion yen, or 5.7%, to 6,589.1 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income decreased by 113.7 billion yen, or 15.0%, to 642.2 billion yen in FY2017 first quarter compared with FY2016 first quarter. The factors contributing to an increase in operating income were cost reduction efforts of 90.0 billion yen and marketing efforts of 85.0 billion yen. On the other hand, the factors contributing to a decrease in operating income were the effects of changes in exchange rates of 235.0 billion yen, the increase in expenses and others of 30.0 billion yen, and other factors of 23.7 billion yen. Income before income taxes and equity in earnings of affiliated companies decreased by 168.2 billion yen, or 19.9%, to 677.0 billion yen in FY2017 first quarter compared with FY2016 first quarter. Net income attributable to Toyota Motor Corporation decreased by 93.9 billion yen, or 14.5%, to 552.4 billion yen in FY2017 first quarter compared with FY2016 first quarter.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 382.3 billion yen, or 6.0%, to 6,029.0 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income decreased by 134.1 billion yen, or 19.8%, to 543.4 billion yen in FY2017 first quarter compared with FY2016 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) Financial services:

Net revenues for the financial services operations decreased by 31.3 billion yen, or 6.7%, to 438.9 billion yen in FY2017 first quarter compared with FY2016 first quarter. However, operating income increased by 20.0 billion yen, or 28.6%, to 90.2 billion yen in FY2017 first quarter compared with FY2016 first quarter. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 7.9 billion yen, or 3.1%, to 249.0 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income decreased by 1.9 billion yen, or 15.9%, to 10.3 billion yen in FY2017 first quarter compared with FY2016 first quarter.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 140.5 billion yen, or 4.0%, to 3,361.4 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income decreased by 185.4 billion yen, or 39.0%, to 290.3 billion yen in FY2017 first quarter compared with FY2016 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and the increase in expenses and others.

(ii) North America:

Net revenues in North America decreased by 305.8 billion yen, or 10.8%, to 2,534.5 billion yen in FY2017 first quarter compared with FY2016 first quarter. However, operating income increased by 44.5 billion yen, or 35.1%, to 171.4 billion yen in FY2017 first quarter compared with FY2016 first quarter. The increase in operating income was mainly due to the decrease in expenses and others, and the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe decreased by 22.1 billion yen, or 3.4%, to 621.8 billion yen in FY2017 first quarter compared with FY2016 first quarter. However, operating income increased by 1.1 billion yen, or 14.6%, to 9.0 billion yen in FY2017 first quarter compared with FY2016 first quarter.

(iv) Asia:

Net revenues in Asia increased by 39.6 billion yen, or 3.5%, to 1,182.6 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income increased by 27.3 billion yen, or 27.3%, to 127.4 billion yen in FY2017 first quarter compared with FY2016 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 74.7 billion yen, or 12.5%, to 521.5 billion yen in FY2017 first quarter compared with FY2016 first quarter, and operating income decreased by 10.7 billion yen, or 28.2%, to 27.3 billion yen in FY2017 first quarter compared with FY2016 first quarter. The decrease in operating income was mainly due to the increase in expenses and others, and the effects of changes in exchange rates.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2017

Based on the current trend of financial results, although there are favorable effects from various measures for profit improvement, due to the fluctuations in foreign currency exchange rates, the current forecast of consolidated financial results for FY2017 (April 1, 2016 through March 31, 2017) is set forth below. This forecast assumes average exchange rates through the fiscal year of 102 yen per US$1 and 113 yen per 1 euro.

Forecast of consolidated results for FY2017

Net revenues	26,000.0 billion yen	(a decrease of 8.5% compared with FY2016)
Operating income	1,600.0 billion yen	(a decrease of 43.9% compared with FY2016)
Income before income taxes and equity in earnings of affiliated companies	1,780.0 billion yen	(a decrease of 40.3% compared with FY2016)
Net income attributable to Toyota Motor Corporation	1,450.0 billion yen	(a decrease of 37.3% compared with FY2016)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2016 first quarter (Three months ended June 30, 2015)	FY2017 first quarter (Three months ended June 30, 2016)	Increase (Decrease)
Automotive	Japan	941,462	933,988	(7,474)
	North America	527,430	527,397	(33)
	Europe	134,901	143,870	8,969
	Asia	371,749	420,135	48,386
	Other	117,572	124,062	6,490

	Total	2,093,114	2,149,452	56,338

Other	Housing	1,008	1,159	151

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2016 first quarter (Three months ended June 30, 2015)	FY2017 first quarter (Three months ended June 30, 2016)	Increase (Decrease)
Automotive	Japan	469,971	511,170	41,199
	North America	728,813	715,384	(13,429)
	Europe	206,374	222,708	16,334
	Asia	328,602	384,171	55,569
	Other	380,240	339,226	(41,014)

	Total	2,114,000	2,172,659	58,659

Other	Housing	891	1,185	294

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 first quarter (June 30, 2016)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,939,428	3,274,258	334,830
Time deposits	1,032,034	1,179,778	147,744
Marketable securities	1,511,389	1,542,993	31,604
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,790,851	(209,298)
Finance receivables, net	5,912,684	5,412,926	(499,758)
Other receivables	451,406	423,031	(28,375)
Inventories	2,061,511	1,958,499	(103,012)
Deferred income taxes	967,607	—	(967,607)
Prepaid expenses and other current assets	1,333,345	1,010,077	(323,268)

Total current assets	18,209,553	16,592,413	(1,617,140)

Noncurrent finance receivables, net	8,642,947	7,937,863	(705,084)
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,140,431	(299,368)
Affiliated companies	2,631,612	2,545,946	(85,666)
Employees receivables	32,998	30,718	(2,280)
Other	730,271	976,350	246,079

Total investments and other assets	10,834,680	10,693,445	(141,235)

Property, plant and equipment:
Land	1,352,904	1,346,947	(5,957)
Buildings	4,311,895	4,233,958	(77,937)
Machinery and equipment	10,945,267	10,574,722	(370,545)
Vehicles and equipment on operating leases	5,652,622	5,289,255	(363,367)
Construction in progress	513,953	478,001	(35,952)

Total property, plant and equipment, at cost	22,776,641	21,922,883	(853,758)

Less – Accumulated depreciation	(13,036,224)	(12,622,230)	413,994

Total property, plant and equipment, net	9,740,417	9,300,653	(439,764)

Total assets	47,427,597	44,524,374	(2,903,223)

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2016 (March 31, 2016)	FY2017 first quarter (June 30, 2016)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	4,563,324	(134,810)
Current portion of long-term debt	3,822,954	3,501,600	(321,354)
Accounts payable	2,389,515	2,148,069	(241,446)
Other payables	1,040,277	1,252,121	211,844
Accrued expenses	2,726,120	2,655,316	(70,804)
Income taxes payable	343,325	160,875	(182,450)
Other current liabilities	1,104,131	1,108,825	4,694

Total current liabilities	16,124,456	15,390,130	(734,326)

Long-term liabilities:
Long-term debt	9,772,065	9,069,856	(702,209)
Accrued pension and severance costs	904,911	909,459	4,548
Deferred income taxes	2,046,089	1,251,904	(794,185)
Other long-term liabilities	491,890	465,829	(26,061)

Total long-term liabilities	13,214,955	11,697,048	(1,517,907)

Total liabilities	29,339,411	27,087,178	(2,252,233)

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and June 30, 2016 issued: 47,100,000 shares at March 31, 2016 and June 30, 2016	479,779	481,003	1,224

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and June 30, 2016 issued: 3,337,997,492 shares at March 31, 2016 and June 30, 2016	397,050	397,050	—
Additional paid-in capital	548,161	548,098	(63)
Retained earnings	16,794,240	17,010,079	215,839
Accumulated other comprehensive income (loss)	610,768	(76,909)	(687,677)
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 326,688,287 shares at June 30, 2016	(1,603,284)	(1,750,510)	(147,226)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	16,127,808	(619,127)

Noncontrolling interests	861,472	828,385	(33,087)

Total shareholders’ equity	17,608,407	16,956,193	(652,214)

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	44,524,374	(2,903,223)

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First quarter for the three months ended June 30

Consolidated Statements of Income

	(Yen in millions)
	FY2016 first quarter (Three months ended June 30, 2015)	FY2017 first quarter (Three months ended June 30, 2016)	Increase (Decrease)
Net revenues:
Sales of products	6,527,733	6,159,004	(368,729)
Financing operations	459,915	430,109	(29,806)

Total net revenues	6,987,648	6,589,113	(398,535)

Costs and expenses:
Cost of products sold	5,248,790	5,013,808	(234,982)
Cost of financing operations	308,375	265,418	(42,957)
Selling, general and administrative	674,482	667,657	(6,825)

Total costs and expenses	6,231,647	5,946,883	(284,764)

Operating income	756,001	642,230	(113,771)

Other income (expense):
Interest and dividend income	53,326	56,761	3,435
Interest expense	(4,396)	(4,923)	(527)
Foreign exchange gain (loss), net	34,188	(29,305)	(63,493)
Other income (loss), net	6,140	12,293	6,153

Total other income (expense)	89,258	34,826	(54,432)

Income before income taxes and equity in earnings of affiliated companies	845,259	677,056	(168,203)

Provision for income taxes	267,957	187,825	(80,132)
Equity in earnings of affiliated companies	100,902	90,000	(10,902)

Net income	678,204	579,231	(98,973)

Less – Net income attributable to noncontrolling interests	(31,810)	(26,766)	5,044

Net income attributable to Toyota Motor Corporation	646,394	552,465	(93,929)

Note:   Net income attributable to common shareholders for the first three months ended June 30, 2016 is 550,016 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	205.41	181.12	(24.29)
Diluted	205.30	179.11	(26.19)

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2016 first quarter (Three months ended June 30, 2015)	FY2017 first quarter (Three months ended June 30, 2016)	Increase (Decrease)
Net income	678,204	579,231	(98,973)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	85,267	(449,900)	(535,167)
Unrealized gains (losses) on securities	77,660	(265,202)	(342,862)
Pension liability adjustments	1,841	(3,608)	(5,449)

Total other comprehensive income (loss)	164,768	(718,710)	(883,478)

Comprehensive income (loss)	842,972	(139,479)	(982,451)

Less – Comprehensive income attributable to noncontrolling interests	(34,641)	4,267	38,908

Comprehensive income (loss) attributable to Toyota Motor Corporation	808,331	(135,212)	(943,543)

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2016 first quarter (Three months ended June 30, 2015)	FY2017 first quarter (Three months ended June 30, 2016)
Cash flows from operating activities:
Net income	678,204	579,231
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	381,526	382,289
Provision for doubtful accounts and credit losses	19,677	11,909
Pension and severance costs, less payments	(1,608)	10,359
Losses on disposal of fixed assets	4,559	7,130
Unrealized losses on available-for-sale securities, net	162	776
Deferred income taxes	40,352	10,842
Equity in earnings of affiliated companies	(100,902)	(90,000)
Changes in operating assets and liabilities, and other	101,405	265,677

Net cash provided by operating activities	1,123,375	1,178,213

Cash flows from investing activities:
Additions to finance receivables	(3,562,601)	(3,188,383)
Collection of and proceeds from sales of finance receivables	3,372,442	3,156,628
Additions to fixed assets excluding equipment leased to others	(378,281)	(343,480)
Additions to equipment leased to others	(679,392)	(616,586)
Proceeds from sales of fixed assets excluding equipment leased to others	7,300	7,812
Proceeds from sales of equipment leased to others	263,658	315,408
Purchases of marketable securities and security investments	(375,659)	(632,924)
Proceeds from sales of and maturity of marketable securities and security investments	835,643	395,438
Changes in investments and other assets, and other	(537,048)	347,379

Net cash used in investing activities	(1,053,938)	(558,708)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,320,667	1,218,630
Payments of long-term debt	(990,609)	(1,126,169)
Increase (decrease) in short-term borrowings	(770)	254,921
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,224)
Dividends paid to Toyota Motor Corporation common shareholders	(393,352)	(334,144)
Dividends paid to noncontrolling interests	(28,381)	(29,163)
Reissuance (repurchase) of treasury stock	1,998	(147,334)

Net cash used in financing activities	(90,447)	(164,483)

Effect of exchange rate changes on cash and cash equivalents	24,107	(120,192)

Net increase in cash and cash equivalents	3,097	334,830

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,287,654	3,274,258

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5)    Segment Information

(i) Segment Operating Results

FY2016 first quarter (Three months ended June 30, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,398,388	459,915	129,345	—	6,987,648
Inter-segment sales and transfers	13,002	10,387	127,604	(150,993)	—

Total	6,411,390	470,302	256,949	(150,993)	6,987,648
Operating expenses	5,733,827	400,129	244,666	(146,975)	6,231,647

Operating income	677,563	70,173	12,283	(4,018)	756,001

FY2017 first quarter (Three months ended June 30, 2016)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,017,861	430,109	141,143	—	6,589,113
Inter-segment sales and transfers	11,176	8,802	107,900	(127,878)	—

Total	6,029,037	438,911	249,043	(127,878)	6,589,113
Operating expenses	5,485,596	348,670	238,715	(126,098)	5,946,883

Operating income	543,441	90,241	10,328	(1,780)	642,230

TOYOTA MOTOR CORPORATION    FY2017 First Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2016 first quarter (Three months ended June 30, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,007,160	2,781,292	607,563	1,043,791	547,842	—	6,987,648
Inter-segment sales and transfers	1,494,802	59,153	36,461	99,186	48,433	(1,738,035)	—

Total	3,501,962	2,840,445	644,024	1,142,977	596,275	(1,738,035)	6,987,648

Operating expenses	3,026,108	2,713,585	636,165	1,042,880	558,247	(1,745,338)	6,231,647

Operating income	475,854	126,860	7,859	100,097	38,028	7,303	756,001

FY2017 first quarter (Three months ended June 30, 2016)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,979,436	2,484,804	590,033	1,063,505	471,335	—	6,589,113
Inter-segment sales and transfers	1,381,974	49,755	31,797	119,152	50,198	(1,632,876)	—

Total	3,361,410	2,534,559	621,830	1,182,657	521,533	(1,632,876)	6,589,113

Operating expenses	3,071,043	2,363,119	612,820	1,055,209	494,233	(1,649,541)	5,946,883

Operating income	290,367	171,440	9,010	127,448	27,300	16,665	642,230

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

(6) Significant Changes in Shareholders’ Equity

None